SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LOWERS F.Y. GUIDANCE AS OMICRON VARIANT WEAKENS CHRISTMAS TRAFFIC.  JANUARY CAPACITY IS CUT BY 33%.

The Board of Ryanair Holdings plc today, (22 December) announced that it was lowering its full Year Guidance from a previous Net Loss range of between €100m to €200m, as the Omicron Covid variant and recent Government travel restrictions across Europe have notably weakened close-in Christmas & New Year bookings. This sudden downturn has also caused Ryanair this week to cut its planned January schedule capacity by 33%.

The impact of these recent Government travel restrictions, in particular last weekend's ban on UK arrivals into France and Germany, and the suspension of all EU flights to/from Morocco has lowered Ryanair's expected December traffic from between 10m-11m, to a lower range of between 9.0m-9.5m. In responding to these restrictions, Ryanair has now cut its January capacity by 33%, reducing its expected January traffic from approx. 10m to between 6m-7m. In light of the current uncertainty about the Omicron variant, and intra Europe travel restrictions, no schedule cutbacks have yet been decided for February or March 2022. These schedules will be revisited in January as more scientific information becomes available on the Omicron variant, its impact on hospitalisations, European population and/or travel restrictions in February or March.

As a result of these new Covid developments, it is now likely that Ryanair's full year traffic forecast will be just under 100m passengers (previously guided at just over 100m), and the expected Net Loss for the full year (end 31 March 2022) is likely to be within a new range of €250m to €450m. However, these figures are hugely sensitive to any further positive or negative Covid news flow. Ryanair hopes to have more clarity, especially on the impact of Omicron on intra Europe travel restrictions, in time for its Q3 results on 31 January next.

ENDS
This announcement contains inside information.

For further info please contact:	Peter Larkin	Piaras Kelly
	Investor Relations	Edelman Ireland Ryanair
	Tel: +353-1-592 1330	Tel: +353-1-9451212
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 December, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary